

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Christian Kopfli, Esq.
Chief Executive Officer
Chromocell Therapeutics Corporation
675 US Highway Route 1 South
North Brunswick, NJ 08906

> **Re: Chromocell Therapeutics Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 1, 2023**
> **File No. 333-269188**

Dear Christian Kopfli:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. Please revise the heading to reflect that in addition to the units you are also registering common shares underlying the Representative's Warrants and Advisor Warrants.

Capitalization Table , page 44

2. Please explain how you calculated Total Capitalization in the table on page 44.

<u>Biographical Information - Non-Employee Directors, page 78</u>

3.   Please revise your disclosure to specifically identify the experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Refer to Item 401(e) of Regulation S-K.

<u>Audited Financial Statements for the Year Ended December 31, 2022</u>
<u>Note 7. Stockholder's Equity, page F-16</u>

4.   We see that you issued 450,000 stock options on January 10, 2023 but you recognized the grant date in October 2022. Please clarify how you determined the grant date of the stock options and why it is appropriate to record the related expense during FY22. Reference ASC 718-10-25-5 and ASC 718-55-80 through 83.

5.   As a related matter, since your common stock is not actively traded, please revise to disclose how you determined the underlying fair value of your common stock as an input to the Black-Scholes Option Pricing Model. In addition, once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

<u>Exhibits</u>

6.   Please file as exhibits the executed bridge financing documents, rather than a form of agreement. Refer to Item 601(b)(10) of Regulation S-K.

You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Danovitch, Esq.